Mail Stop 3561


								May 17, 2006


Mr. Joseph A. Merkel, President
American Antiquities, Inc.
2531 Jackson Road, Suite 177
Ann Arbor, MI 48103

      Re:	American Antiquities, Inc.
      Amendment No. 2 to Registration Statement on
      Form SB-2
      Filed April 24, 2006
		File No. 333-130446

Dear Mr. Merkel:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Cover Page
1. Please highlight the cross-reference to the risk factors section by prominent type or in another manner. See Item 501(a)(5) of Regulation S-B.
2. We note the statement that "expenses for this offering are estimated at $43,200 for the minimum offering amount and $52,700 for the maximum offering amount." Please indicate whether the expenses will be paid from the proceeds raised in this offering.

Plan of Operation, page 22
3. Please reconcile the milestones with the use of proceeds. For example, the $1,000 to establish procedures to audit sales does not appear in the use of proceeds nor does the costs of development of
a
website.  Please revise.  Also, include the estimated costs of developing a website.
4. We note your response to our prior comment 15 of our letter dated
March 13, 2006 and we reissue the prior comment. We note the disclosure that "upon successful completion of this offering we will
...."  Please revise to clarify successful completion of the offering.
Describe in the plan of operations the estimated costs and when (providing specific timeframes) the company expects to: 1) make purchases for resale and to resell such items at trade shows, retail outlets or through internet websites; 2) accept consignments for sale and resell at trade shows, to customers through mailing lists, retail outlets or through the internet; 3) make purchases for auction and sell through live auctions on Ebay, Yahoo, TIAS or other web applications; 4) accept consignments for auction and sell on online auctions; and 5) attend trade shows and make exhibits. Please describe any conditions or milestones which need to be completed in order for other milestones to be pursued or completed.

Management, page 25
5. We note your response to our prior comment 16 in our letter dated
March 13, 2006.  The disclosure indicates that since December
2003,
Mr. Quinlan worked full time for both the Chicago Board of Trade and the Linn Group. Please clarify.

Executive Compensation, page 26
6. We note the disclosure that the officers have contributed services valued at $960. Please discuss whether the company will pay the officers for these services. Also disclose in the "Certain Relationships and Related Transactions" section whether the company will pay for the owed rent, contributed services or advancements and if so whether these expenses will be paid from the proceeds of this offering. Please update the use of proceeds section as applicable.

* * * * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Blaise Rhodes at (202) 551-3774 or Hugh West at
(202) 551-3872 if you have questions regarding the financial statements and related matters. Questions on other disclosure issues may be directed to Ronald E. Alper at (202) 551-3329 or Thomas Kluck, who supervised the review of your filing, at (202) 551-3233.

								Sincerely,



      John Reynolds
      Assistant Director

Cc:	Jody Walker, Esq.
	Fax: (303) 220-9902



Mr. Joseph A. Merkel
American Antiquities, Inc.
May 17, 2006
Page 1